UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 2)*


                             DEL MONTE FOODS COMPANY
--------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    24522P103
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                            with a copy to:
Alexander J. Roepers                        Allen B. Levithan, Esq.
Atlantic Investment Management, Inc.        Lowenstein Sandler PC
666 Fifth Avenue                            65 Livingston Avenue
New York, New York  10103                   Roseland, New Jersey  07068
(212) 484-5050                              (973) 597-2500
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  June 10, 2008
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule l3G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss. 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

     CUSIP NO.   24522P103
--------------------------------------------------------------------------------
1) Names of Reporting Persons. I.R.S. Identification Nos. of Above Persons (entities only):

                  Atlantic Investment Management, Inc.
--------------------------------------------------------------------------------
2)   Check the Appropriate Box if a Member of a Group (See Instructions):

            (a)              (b)

--------------------------------------------------------------------------------
3)   SEC Use Only

--------------------------------------------------------------------------------
4)   Source of Funds (See Instructions):   AF, OO

--------------------------------------------------------------------------------
5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e):
                    Not Applicable
--------------------------------------------------------------------------------
6)   Citizenship or Place of Organization:   Delaware

--------------------------------------------------------------------------------
     Number of                          7)  Sole Voting Power:       12,912,000*
                                        ----------------------------------------
     Shares Beneficially                8)  Shared Voting Power:              0
                                        ----------------------------------------
     Owned by
     Each Reporting                     9)  Sole Dispositive Power:  12,912,000*
                                        ----------------------------------------
     Person With:                      10)  Shared Dispositive Power:         0
                                        ----------------------------------------
--------------------------------------------------------------------------------
11)  Aggregate Amount Beneficially Owned by Each Reporting Person:
                   12,912,000*
--------------------------------------------------------------------------------
12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
                      Not Applicable
--------------------------------------------------------------------------------
13)  Percent of Class Represented by Amount in Row (11):      6.5%*
--------------------------------------------------------------------------------
14)  Type of Reporting Person (See Instructions):  IA

--------------------------------------------------------------------------------
* Includes: (i) 4,934,960 shares (2.5%) of the Issuer's Common Stock, par value $0.01 per share (the "Shares"), beneficially owned by AJR International Master Fund, Ltd., a British Virgin Islands company, (ii) 7,665,230 Shares (3.9%) beneficially owned by Cambrian Master Fund, Ltd., a British Virgin Islands company, and (iii) 311,810 Shares (0.2%) held in several Managed Accounts (the "Managed Accounts"). Atlantic Investment Management, Inc., serving as the investment advisor of the foregoing parties and the Managed Accounts, has sole voting and sole dispositive power over all Shares beneficially owned by such parties or held in the Managed Accounts. See Items 2 and 5 for additional details.

Item 4.   Purpose of Transaction
          ----------------------

          Item 4 is hereby restated in its entirety as follows:

          The Reporting Person acquired, on behalf of AJR, Cambrian Fund and the Managed Accounts, and continues to hold, the Shares reported in this Schedule 13D, as amended, for investment purposes. The Reporting Person intends to evaluate the performance of the Shares as an investment in the ordinary course of business. The Reporting Person pursues an investment objective that seeks capital appreciation. In pursuing this investment objective, the Reporting Person analyzes the operations, capital structure and markets of companies in which the Reporting Person's clients invest, including the Issuer, on a continuous basis through analysis of documentation and discussions with knowledgeable industry and market observers and with representatives of such companies.

          The Reporting Person will continuously assess the Issuer's business, financial condition, results of operations and prospects, general economic conditions, the securities markets in general and those for the Shares in particular, other developments and other investment opportunities. Depending on such assessments, the Reporting Person may acquire additional Shares or may determine to sell or otherwise dispose of all or some of the Shares presently held by AJR, Cambrian Fund, and the Managed Accounts in the open market or in private transactions. Such actions will depend upon a variety of factors, including, without limitation, current and anticipated future trading prices for the Shares, the financial condition, results of operations and prospects of the Issuer, alternative investment opportunities, general economic, financial market and industry conditions and other factors that the Reporting Person may deem material to its investment decision.

          The Reporting Person will continue its active discussions with the Issuer's management with respect to actions which might be taken by the management of the Issuer to maximize shareholder value of the Issuer. In addition, the Reporting Person may hold discussions with other parties who might engage in shareholder value enhancing activities for the benefit of all of the Issuer's shareholders. There can be no assurance that the Reporting Person will take any of the actions described in the previous sentence.

          Except as set forth above, the Reporting Person has no present plans or proposals which relate to or would result in any of the transactions required to be described in Item 4 of Schedule 13D.


Item 5.   Interest in Securities of the Issuer
          ------------------------------------

          (a) Based upon the information contained in the Issuer's Quarterly Report on Form 10-Q, for the quarterly period ended January 27, 2008, filed with the Securities and Exchange Commission there were issued and outstanding 197,274,984 Shares as of February 28, 2008.

          (b) The Reporting Person does not directly own any Shares. The Reporting Person has entered into an investment advisory agreement with each of AJR, Cambrian Fund and the Managed Accounts pursuant to which the Reporting Person has investment authority with respect to the securities held by such entities or in such accounts. Such power includes the power to dispose of and the power to vote the Shares. As a result of the foregoing, for purposes of Reg.
Section 240.13d-3, the Reporting Person is deemed to be the beneficial owner of the Shares held by such entities and accounts. Accordingly, the Reporting Person is deemed the beneficial owner of 12,912,000 Shares, or 6.5% of the outstanding Shares.

          (c) The following table details the transactions by the Reporting Person, on behalf of AJR, Cambrian Fund and the Managed Accounts, in Shares on or during the sixty (60) days prior to June 10, 2008:


------------------- ----------------------------- ----------------------- -------------------- ---------------------
       DATE                 TRANSACTION               SECURITY TYPE        NUMBER OF SHARES     PURCHASE PRICE PER
                                                                                                    SHARE ($)
------------------- ----------------------------- ----------------------- -------------------- ---------------------
------------------- ----------------------------- ----------------------- -------------------- ---------------------
     04/30/08           Open Market Purchase           Common Stock             150,000              $9.0036
------------------- ----------------------------- ----------------------- -------------------- ---------------------
------------------- ----------------------------- ----------------------- -------------------- ---------------------
     05/07/08             Open Market Sale             Common Stock             81,704               $9.2357
------------------- ----------------------------- ----------------------- -------------------- ---------------------
------------------- ----------------------------- ----------------------- -------------------- ---------------------
     05/08/08             Open Market Sale             Common Stock             161,027              $9.2785
------------------- ----------------------------- ----------------------- -------------------- ---------------------
------------------- ----------------------------- ----------------------- -------------------- ---------------------
     05/09/08             Open Market Sale             Common Stock             17,869               $9.3234
------------------- ----------------------------- ----------------------- -------------------- ---------------------
------------------- ----------------------------- ----------------------- -------------------- ---------------------
     05/13/08             Open Market Sale             Common Stock             100,000              $9.4650
------------------- ----------------------------- ----------------------- -------------------- ---------------------
------------------- ----------------------------- ----------------------- -------------------- ---------------------
     06/10/08             Open Market Sale             Common Stock             288,000              $7.8736
------------------- ----------------------------- ----------------------- -------------------- ---------------------

--------------------------------------------------------------------------------------------------------------------


          Except for the transactions listed above, neither the Reporting Person, any entity for which the Reporting Person serves as investment advisor, nor any person or entity controlled by the Reporting Person, nor Mr. Roepers (including Mr. Roepers' immediate family members) has traded Shares on or during the sixty (60) days prior to June 10, 2008:

                                    SIGNATURE
                                    ---------

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.


                                          June 11, 2008


                                          ATLANTIC INVESTMENT MANAGEMENT, INC.


                                          By: /s/ Alexander J. Roepers
                                             -----------------------------------
                                              Alexander J. Roepers, President


      ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE
               FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).